UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 27 February, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40–F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

–                                       E-Plus and Alcatel-Lucent sign network outsourcing agreement, dated 27 February 2007.

Press release

E-Plus and Alcatel-Lucent sign network	Date
outsourcing agreement	27 February 2007

Number
015pe

KPN’s German mobile unit E-Plus has signed an agreement with Alcatel-Lucent to take over a number of E-Plus’ network divisions. On 1 March 2007, E-Plus will transfer operational divisions that deal with the construction, operation and maintenance of its mobile network to Alcatel-Lucent. As part of the outsourcing process Alcatel-Lucent will take on around 750 E-Plus staff in Germany.

E-Plus will maintain responsibility strategic network planning and network development, including the selection of mobile communications locations and their technical equipment. This will ensure the high quality and efficient roll-out of its mobile network in the long term. Leveraging Alcatel-Lucent’s experience and expertise will mean that future network construction and maintenance requirements can be met with greater speed, flexibility and cost synergies than E-Plus could otherwise achieve on its own.

The outsourcing of these network divisions is part of E-Plus’s strategic reorientation and follows the company’s recently announced restructuring. These measures are intended to lead to increased customer focus as well as boosting efficiency, flexibility and effectiveness, thus contributing to E-Plus’ continued profitable growth.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: March 1, 2007	By:	/s/ MICHEL HOEKSTRA

Michel Hoekstra
Legal Counsel